NOTICE OF ANNUAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of shareholders of Docebo Inc. (the “Company”) will be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1122 on June 17, 2021 at 9:00 a.m. (Toronto time), for the following purposes: 1. TO RECEIVE the financial statements of the Company and the auditors’ report thereon, for the year ended December 31, 2020; 2. TO ELECT members of the board of directors of the Company; 3. TO APPOINT auditors and to authorize the board of directors of the Company to fix their remuneration; and 4. TO TRANSACT such other business as may properly come before the Meeting or any adjournment thereof. Holders of common shares of the Company (collectively, “Shareholders”) of record at the close of business on April 30, 2021 (the “Record Date”) will be entitled to vote at the Meeting. In connection with the Meeting, the Company will use “notice and access” delivery to furnish to Shareholders a notice and access notification (the “N&A Notice”) containing instructions on how to access proxy-related materials, including the Company’s management information circular (the “Circular”) and the Company’s audited consolidated financial statements and the auditors’ report thereon and management’s discussion and analysis for the fiscal year ended December 31, 2020 (together with the Circular, the “Meeting Materials”). Under notice-and-access, the Company is permitted, as an alternative to sending paper copies of the Meeting Materials to Shareholders, to provide to Shareholders as of the Record Date, the N&A Notice containing, among other things, information regarding how to access the Meeting Materials online as well as how to obtain paper copies of the Meeting Materials free of charge. The Company anticipates that notice-and-access will directly benefit the Company through a reduction in mailing costs and will promote environmental responsibility by decreasing the large volume of documents generated by printing proxy-related materials. A form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder) is included with this notice along with instructions on how to vote. Shareholders who are unable to be present in person at the Meeting are requested to sign, date and return the form of proxy or voting instruction form received in accordance with the instructions provided. It is important that Shareholders read the accompanying management information circular carefully. The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. DATED at Toronto, Ontario this 5th day of May, 2021. BY ORDER OF THE BOARD OF DIRECTORS “Claudio Erba” Chief Executive Officer and Director Docebo Inc.